United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Hormel Foods Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO HORMEL FOODS CORPORATION

The Shareholder Commons (“TSC”) urges you to vote FOR ITEM 5 on the proxy (the “Proposal”), a shareholder proposal requesting that Hormel Foods Corporation (“Hormel” or the “Company”) comply with World Health Organization (“WHO”) guidelines on antimicrobial use in food-producing animals.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows over the long term and its shareholders’ interests in optimizing overall market returns.

We support ITEM 5 because, despite the existence of programs that address antibiotic use, the Company’s decisions do not account for the risk antibiotics in its supply chains pose to public health or the cost it imposes on its diversified shareholders by failing to do so.

The Proposal

The Proposal requests that the Company comply with expert guidelines on antimicrobial use in meat supply chains, with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED, shareholders ask that the board of directors institute a policy that the Company (“Hormel”) comply with World Health Organization (“WHO”) Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout Hormel’s supply chains.

Overuse of Antibiotics in Animal Husbandry Creates Antimicrobial Resistance, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

Antimicrobial resistance (“AMR”) occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

This threat to public health is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope. Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.5

_____________________________

1 https://apps.who.int/iris/bitstream/handle/10665/258970/9789241550130-eng.pdf

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

2

These losses will have a significant negative effect on the return of diversified portfolios held by Hormel investors over the long term.6 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.7

Hormel Reports on Programs That Purport to Reduce Antibiotic Use, but Does Not Make Clear Whether Any Reduction Is Occurring or Whether Any Such Reduction Is Sufficient Considering the AMR Threat

Hormel is aware that overuse of antibiotics puts the global health system at risk, as it makes clear in its Antibiotic Stewardship Report.8 Furthermore, it has taken certain steps in a purported effort to reduce that contribution, such as limiting the use of certain antibiotics from parts of its supply chain and maintaining an antibiotic-free line of products.

Nevertheless, comparing Hormel's reporting on financial issues with its reporting on AMR demonstrates that its primary concern is its own financial return, and that internal financial considerations outweigh any environmental or public health considerations that do not directly affect Hormel itself, but may harm its diversified shareholders. The Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) does not mention “antibiotics” or “antimicrobial.” In contrast, the 10-K uses the words “growth,” “earnings,” “profit,” and “cash” 39, 96, 41, and 129 times.

The AMR discussion is reported separately, as if financial results and antibiotic use were separate subjects. In the antibiotic silo, Hormel describes certain actions it has taken involving purported efforts to reduce antibiotic use. But Hormel’s Antibiotic Stewardship Report does not provide a full accounting of the antibiotics in its supply chain. For example, it details the amount of medically important antibiotics used per pound of turkey produced in its Jennie-O network, but neither covers the full scope of its turkey supply chain nor addresses the use of veterinary antibiotics, which also contribute to AMR.9 It also provides data from “representative” hog farms within its system, detailing the use of medically important antibiotics on a per pound basis, again ignoring veterinary antibiotics administered and failing to provide comprehensive reporting across its pork supply chain.

Hormel’s Antibiotic Stewardship Report takes credit for the fact that “[w]e never use medically important antibiotics for growth promotion, feed efficiency or weight gain.” What the Report fails to mention is that such use was banned in the United States in 2017, and the major reduction in such use the Report shows actually happened that year. Moreover, the Report shows a gradual increase in medically important antibiotics use in its “representative” hog supplier systems since that time. It also shows a large increase in medically important, injectable antibiotics in piglets from 2020 to 2021. Finally, Hormel reports using large amounts of Highest Priority Critically Important Antibiotics10 (such as cephalosporins, macrolides, and fluoroquinolones) on its company-owned sow farm in 2021.

_____________________________

6 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

7 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, Routledge, April 30, 2021.

8 https://www.hormelfoods.com/wp-content/uploads/Hormel-Foods-Antibiotic-Report-FINAL-05.18.22.pdf

9 Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry, available (paywall) at https://www.fairr.org/research/animal-health/#report.

10 The WHO defines Highest Priority Critically Important Antibiotics (“HPCIAs”) as those that are essential for the treatment of specific infections in humans. See World Health Organization, “Critically Important Antimicrobials for Human Medicine, 6th Revision,” 2018, https://apps.who.int/iris/bitstream/handle/10665/312266/9789241515528-eng.pdf.

3

Hormel says it will “strive” to reduce medically important antibiotic use on its company-owned turkey and sow farms by 10 percent annually, but makes no commitment across its full supply chains.

Hormel’s Antibiotic Stewardship Report does not address its beef supply chain at all.

Hormel Does Not Address the Core Issue of the Cost Reduction that Leads to More Antibiotic Use

Even if it has reduced antibiotics use in some circumstances, Hormel continues to contribute to the AMR problem: antibiotics use in animal husbandry endangers all of us. As is explained on the website of the Company’s own antibiotic-free brand:

More than 80 percent of the antibiotics in the United States, 65 percent of those considered “medically important,” are used on farm animals. Much of the time, the antibiotics are used sub-therapeutically – a fancy way of saying to prevent disease from spreading. We believe the overuse of antibiotics isn’t just bad for the animals, but for humans. Studies show it’s contributing to the increase of antibiotic-resistant bacteria or superbugs. That’s why we don’t use them. You’re probably asking, what if an animal gets sick? If animals become ill, they are treated with antibiotics as prescribed by a veterinarian and sold to a supply chain outside of Applegate. But as a result of the superior animal husbandry practices like clean barns, fresh air, and more space, fewer animals need to be treated in the Applegate program.11 [emphasis added]

But clean barns, fresh air, and more space cost money and, as the Company’s 10-K makes clear, margin and profit are the priorities. The simple fact is that Hormel must make decisions about how much to invest in fighting AMR. Diversified shareholders, whose returns depend heavily on sustainable environmental and social systems, would likely benefit from that investment being significantly greater than it is. On the other hand, the Company’s top managers, who make the decisions as to how to allocate Hormel’s limited resources, are paid in equity and are thus more likely to have concentrated ownership positions in Hormel, unlike the diversified shareholders for whom they are working. Hormel’s annual cash incentive plan also rewards employees directly based on earnings per share. Thus, the compensation plan is designed to discourage changes in animal husbandry practices that would reduce profit, even if those changes would preserve the crucial role antimicrobial medicine plays in our economy.

Hormel’s leadership thus has a conflict of interest with the Company’s diversified shareholders.

_____________________________

11 https://applegate.com/mission/animal-welfare

4

YUM! Brands (“Yum”), a fast-food company that owns brands including KFC, Pizza Hut, and Taco Bell, published a report on AMR (the “Yum report”)12 that acknowledged this conflict:

AMR is a significant healthcare challenge facing society today. AMR impacts are not only measured in direct and indirect financial costs, but also in the cost of human lives and other societal costs… This research appears to show that one of the most significant barriers to meeting the challenge of AMR is the balance between the rewards of proactive AMR mitigation and the cost of changing established husbandry practices. …

The challenge of individual costs and widely distributed societal benefits, a situation common in many sustainability issues, plays a key role in antimicrobial resistance. This may make it difficult to pursue AMR mitigation while remaining competitive on costs and highlights the need for strong collaboration between both the public and private sectors. [emphasis added]

This presents a critical question for shareholders. When a company or industry prioritizes growth and financial return, the long-run effect may be to lower global economic productivity, as well as human welfare. This is often a bad trade for diversified shareholders, who rely on long-term economic productivity to buoy their portfolios.13

The long-term, macro effects of AMR hurt diversified shareholders, because their returns are dependent on overall market performance, rather than outperformance achieved by any single company or industry. Thus, when a company such as Hormel limits public health measures to those that optimize its profits, it may be acting against the interests of its own long-term, diversified shareholders.

The Hormel opposition statement misses the point

Hormel posits a false choice between antibiotics use reduction and animal welfare

Hormel misleads investors when it says compliance with WHO Guidelines would cause animals unnecessary suffering, failing to mention the fact that such tension only exists because of commercial decisions. Hormel is holding as immutable the disease-promoting conditions under which the animals in its supply chain are raised, without acknowledging that if those animals were to be given more space, better hygiene, improved ventilation, etc., there would not be such a trade-off between antibiotic use and welfare—as Hormel’s own Applegate program acknowledges. Plenty of meat producers have fully reconciled animal welfare concerns and an even broader elimination of antibiotic use than anything proposed in the WHO Guidelines, revealing the falsity of the dichotomy the opposition statement presents.

_____________________________

12 Yum! Brands, “2021 Yum! Antimicrobial Resistance Report,” 2021, https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo.

13 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5

Evidence has shown a link between improved animal welfare and reductions in antimicrobial use (“AMU”).14 A recent study noted:

Restrictive, barren housing and many widely used management practices that cause pain and stress predispose high-performance pigs reared in intensive systems to disease. In this context, antibiotics are used as part of the infrastructure that sustains health and high levels of production in pig farms… By minimising environmental and management stressors, pigs can become more immunocompetent and prepared to overcome pathogenic challenges. This outcome can contribute to reducing AMU and the risk of AMR while simultaneously improving the quality of life of pigs…15

A 2022 review of the link between animal welfare and AMU said, “Overall, better animal welfare was found to be associated with lower AMU.”16

Moreover, another supporter of this proposal reveals in its own exempt solicitation17 the hollowness of Hormel’s welfare protestations, in that the company makes many choices that undermine animal welfare.

Hormel argues that it has made “Commitments Related to the Use of Medically Important Antibiotics”

So what? Imagine if Hormel were losing money year after year, but announced that it was “committed” to making profits by 2027 without quantifying its progress against any objective yardstick. Not only would shareholders not be satisfied, they would be outraged. Yet that is the scope of Hormel’s commitment to addressing AMR in its supply chains. AMR, which could cost the world $100 trillion by 2050, is much more important to diversified shareholders than the earnings of a single company.

Conclusion

Please vote FOR Item 5

By voting FOR Item 5, shareholders can urge Hormel to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of Hormel’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

_____________________________

14 Alessia Diana et al., “Effect of Welfare Standards and Biosecurity Practices on Antimicrobial Use in Beef Cattle,” Scientific Reports 10, no. 1 (December 1, 2020): 20939, https://doi.org/10.1038/s41598-020-77838-w.

15 Rita Albernaz-Gonçalves, Gabriela Olmos Antillón, and Maria José Hötzel, “Linking Animal Welfare and Antibiotic Use in Pig Farming—A Review,” Animals 12, no. 2 (January 2022): 216, https://doi.org/10.3390/ani12020216.

16 Maria Rodrigues da Costa and Alessia Diana, “A Systematic Review on the Link between Animal Welfare and Antimicrobial Use in Captive Animals,” Animals: An Open Access Journal from MDPI 12, no. 8 (April 14, 2022): 1025, https://doi.org/10.3390/ani12081025.

17 https://www.sec.gov/Archives/edgar/data/48465/000121465922015513/d1230220px14a6g.htm

6

The Shareholder Commons urges you to vote FOR Item 5 on the proxy, the Shareholder Proposal requesting compliance with WHO Guidelines on antimicrobials use at the Hormel Foods Corporation Annual Meeting on January 31, 2023.

For questions regarding the Hormel Corporation Item 5—submitted by Amundi Asset Management and H.E.S.T. Australia Ltd., trustee for the Health Employees Superannuation Trust Australia—please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY FILER OR THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7